UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2*


NAME OF ISSUER:   Cambridge Heart, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, $0.001 par value per share.

CUSIP NUMBER:  131910101

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

            Louis Blumberg
            2050 Center Avenue
            Fort Lee, New Jersey 02024
            (201) 585-770 ext. 16

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  January 19, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON:  Laurence J. Blumberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  x     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF, WC, PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
     Yes        No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

7.   SOLE VOTING POWER:  316,500 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  316,500 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
316,500 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   Yes   No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.77%

14.  TYPE OF REPORTING PERSON:  IN

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON:  Louis Blumberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  x     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF, WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
     Yes        No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

7.   SOLE VOTING POWER:  0 shares

8.   SHARED VOTING POWER: 4,988,368 shares

9.   SOLE DISPOSITIVE POWER:  0 shares

10.  SHARED DISPOSITIVE POWER: 4,988,368 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
4,988,368 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   Yes   No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.56%

14.  TYPE OF REPORTING PERSON:  IN, IA

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON:  AFB Fund, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  x     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF, WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
     Yes        No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  New Jersey

7.   SOLE VOTING POWER:  0 shares

8.   SHARED VOTING POWER: 4,988,368 shares

9.   SOLE DISPOSITIVE POWER:  0 shares

10.  SHARED DISPOSITIVE POWER: 4,988,368 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
4,988,368 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   Yes   No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.56%

14.  TYPE OF REPORTING PERSON:  IV, OO

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON:  Blumberg Capital Management,
     L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  x     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF, WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
       Yes      No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.   SOLE VOTING POWER:  0 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  0 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON:  0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes   No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0%

14.  TYPE OF REPORTING PERSON:  IA, OO

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON:  Blumberg Capital Advisors,
     L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  x     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF, WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
       Yes       No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.   SOLE VOTING POWER:  0 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  0 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON:  0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes   No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0%

14.  TYPE OF REPORTING PERSON:  IA, OO

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON:  Blumberg Life Sciences Fund,
     L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  x     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF, WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes   No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.   SOLE VOTING POWER:  0 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  0 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON:  0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes   No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0%

14.  TYPE OF REPORTING PERSON:  PN, IV

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON:  Blumberg Life Sciences Fund,
     Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  x     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF, WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
        Yes     No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  British Virgin
     Islands

7.   SOLE VOTING POWER:  0 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  0 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON:  0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes    No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0%

14.  TYPE OF REPORTING PERSON:  CO, IV

ITEM 1.  SECURITY AND ISSUER.
-----------------------------

The name of the issuer is Cambridge Heart, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1 Oak Park Drive, Bedford, Massachusetts 01730. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value ("Shares").

ITEM 2.  IDENTITY AND BACKGROUND.
---------------------------------

(a-c, f) This Amendment No. 2 to Schedule 13D is filed jointly by Laurence J. Blumberg, Blumberg Capital Management, L.L.C. ("BCM"), Blumberg Capital Advisors, L.L.C. ("BCA"), Blumberg Life Science Fund, L.P. ("BLSF"), Blumberg Life Science Fund, Ltd. ("BLS"), Louis Blumberg and AFB Fund, LLC ("AFB"). This filing shall serve to amend and supplement the Schedule 13D filed by the above persons with the Securities and Exchange Commission on June 9, 2003 and the Amendment No. 1 to Schedule 13D filed by the above persons with the Securities and Exchange Commission on March 7, 2005 (as amended, the "Schedule 13D").

The principal business address of Laurence J. Blumberg, BCM, BCA and BLSF is c/o Blumberg Capital Management, L.L.C., 153 E. 53rd Street, 48th Floor, New York, N.Y. 10022. The principal business address of BLS is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road P.O. Box 31106 SMB Grand Cayman, Cayman Islands British West Indies. The principal business address of Louis Blumberg and AFB is 2050 Center Avenue, Fort Lee, New Jersey 07024.

Laurence J. Blumberg is the managing member of BCM and BCA, both investment management firms that serve as the management company and general partner, respectively, of BLSF. BCM also serves as the investment manager of BLS.

Louis Blumberg, the father of Laurence J. Blumberg, is the managing member of AFB, a family limited liability company, of which Laurence J. Blumberg is also a member.

     (d) None of the Messrs. Blumberg, BCM, BCA, BLSF, BLS or AFB, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Messrs. Blumberg, BCM, BCA, BLSF, BLS or AFB, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

As of the date hereof, the Messrs. Blumberg and AFB may be deemed to beneficially own 5,304,868 Shares by virtue of the fact that the Messrs. Blumberg and AFB may be deemed to be a group for purposes of this filing. Laurence J. Blumberg is deemed to have beneficial ownership over the 316,500 Shares that he holds personally.(1)

Louis Blumberg is deemed to beneficially own the 4,988,368 Shares held by AFB by virtue of his role as managing member of AFB.(2)

AFB may be deemed to beneficially own the 4,988,368 Shares that it holds.(3)

BCM (the investment manager of BLSF and BLS) BCA (the general partner of BLSF), BLSF and BLS have disposed of all 1,146,899 Shares which such persons previously held or with respect to which they previously held voting and dispositive power at a purchase price of $917,519.20 on January 19, 2006 and no longer hold or have any voting or dispositive power with respect to any Shares. Accordingly, BCM, BCA, BLSF and BLS hereby withdraw from the group and should no longer be considered to be a part of the group.

The funds for the purchase of the Shares beneficially owned by the Messrs. Blumberg and AFB came from their respective funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

(a-j) The Shares disposed of by BCM, BCA, BLSF and BLS, as described in Item 3 above, were sold in connection with the liquidation of BLSF and BLS that is intended to take place on or about February 1, 2006.

The Shares held by the Messrs. Blumberg and AFB were acquired for, and are being held for, investment purposes on behalf of such persons and/or the investors and the members in AFB. The acquisitions of the Shares were made in the ordinary course of the Messrs. Blumberg's and AFB's business or investment activities, as the case may be.

The Messrs. Blumberg and AFB may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although it has no concrete plans to do so, the Messrs. Blumberg and AFB may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decision of the Messrs. Blumberg and AFB to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

(a)-(e) The aggregate percentage of the Issuer's Common Stock reported beneficially owned in the aggregate by the Messrs. Blumberg and AFB is based upon 41,089,227 Shares outstanding, which is the total number of Shares outstanding as of November 10, 2005, as represented by the Issuer in its Form 10Q filed with the Securities and Exchange commission on November 14, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on voting and investment power with respect to shares. Shares of Common Stock subject to options, convertible securities or warrants currently exercisable (or convertible), or exercisable (or convertible) within 60 days of the date hereof are deemed outstanding for computing the percentage ownership of the Messrs. Blumberg and AFB, but are not deemed outstanding for computing the percentage ownership of any other person.

As of the date hereof, the Messrs. Blumberg and AFB may be deemed in the aggregate to be the beneficial owners of 5,304,868 Shares, representing 12.29% of the Issuer's Common Stock, based on the 41,089,227 Shares outstanding as of

November 10, 2005. Specifically, the Messrs. Blumberg and AFB can be deemed to be the beneficial owner of 3,246,071 outstanding Shares and 2,058,797 Shares that may be acquired by such persons, upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

Since the filing by the Messrs. Blumberg, BCM, BCA, BLSF, BLS, and AFB of the
Schedule 13D, such persons have engaged in the following transactions in the Issuer's Common Stock:

         (1) AFB purchased 18,000 Shares at $0.75 per Share on 12/27/05;

         (2) BLS and BLSF exercised warrants for Series A shares and converted the Series A shares to Common Stock on 01/04/06 at an effective price of $0.425 per Share of Common Stock (with a warrant exercise price of $5.525 per share of Series A shares, converted at a rate of 1:13);

         (3) BLS and BLSF converted Series A to Common Stock (at a rate of 1:13) on 01/19/06 and sold 1,146,899 Shares (all of their Common Stock) at $0.80 per Share; and

         (4) AFB purchased 1,146,899 Shares at $0.80 per Share on 01/19/06.

    The individual holdings of each Mr. Laurence J. Blumberg, Mr. Louis Blumberg and AFB are set forth below.

Laurence J. Blumberg(1)
--------------------

(a-e) As of the date hereof, Laurence J. Blumberg may be deemed to be the beneficial owner of 316,500 Shares, representing 0.77% of the Issuer's Common Stock, based on the 41,089,227 Shares outstanding as of November 10, 2005. Specifically, Lawrence Blumberg can be deemed to be the beneficial owner of 316,500 outstanding Shares and 0 Shares that may be acquired by him upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

Laurence J. Blumberg has the sole power to vote or direct the vote of 316,500 Shares and the shared power to vote or direct the vote of 0 Shares to which this filing relates.

Laurence J. Blumberg also has the sole power to dispose or direct the disposition of 316,500 Shares and the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

Other than as set forth above, in the 60 days prior to the date hereof, Laurence
J. Blumberg, individually and on behalf of BCM and BCA, and on behalf of BLSF and BLS through his position in BCM and BCA, has not engaged in any transactions in the Issuer's Common Stock.

The aforementioned Shares were acquired for investment purposes. Laurence J. Blumberg may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Laurence J. Blumberg may engage in any or all of the items discussed in Item 4 of Schedule 13D.

Louis Blumberg(2)
-----------------

(a-e) As of the date hereof, Louis Blumberg may be deemed to be the beneficial owner of 4,988,368 Shares, representing 11.56% of the Issuer's Common Stock, based on the 41,089,227 Shares outstanding as of November 10, 2005. Specifically, Louis Blumberg can be deemed to be the beneficial owner of 2,929,571 outstanding Shares and 2,058,797 Shares that may be acquired by him upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

Louis Blumberg has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,988,368 Shares to which this filing relates.

Louis Blumberg has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,988,368 Shares to which this filing relates.

Other than as set forth above, in the 60 days prior to the date of this Schedule 13D/A, Louis Blumberg and/or Louis Blumberg on behalf of AFB have not engaged in any transactions in the Issuer's Common Stock.

The aforementioned Shares were acquired for investment purposes. Louis Blumberg, and/or Louis Blumberg on behalf of AFB through his position as manager of AFB, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Louis Blumberg, and/or Louis Blumberg on behalf of AFB as the manager of AFB, may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

AFB Fund, LLC ("AFB")(3)
------------------------

(a-e) As of the date hereof, AFB may be deemed to be the beneficial owner of 4,988,368 Shares, representing 11.56% of the Issuer's Common Stock, based on the 41,089,227 Shares outstanding as of November 10, 2005. Specifically, AFB can be deemed to be the beneficial owner of 2,929,571 outstanding Shares and 2,058,797 Shares that may be acquired by AFB upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

AFB has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,988,368 Shares to which this filing relates.

AFB has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,988,368 Shares to which this filing relates. Other than as set forth above, in the 60 days prior to the date of this Schedule 13D/A, AFB has not engaged in any transactions in the Issuer's Common Stock.

The aforementioned Shares were acquired for investment purposes. AFB may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, AFB may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

An agreement relating to the filing of a joint statement as required by Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2006
----------------
(Date)


/s/ Laurence J. Blumberg
------------------------
    Laurence J. Blumberg


Blumberg Capital Management, LLC

By:  /s/ Laurence J. Blumberg
-----------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Capital Advisors, LLC

By:  /s/ Laurence J. Blumberg
-----------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Life Sciences Fund, L.P.

By: Blumberg Capital Advisors, LLC
    General Partner

By:  /s/ Laurence J. Blumberg
----------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Life Sciences Fund, Ltd.

By:  /s/ Laurence J. Blumberg
-----------------------------------
Name: Laurence J. Blumberg
Title: Director

/s/ Louis Blumberg
-----------------------------------
   Louis Blumberg


AFB Fund, LLC

By: /s/ Louis Blumberg
-----------------------------------
Name: Louis Blumberg
Title: Manager

----------
(1) By virtue of Laurence J. Blumberg potentially being deemed a "group", Laurence J. Blumberg may also be deemed to have beneficial ownership over the 4,988,368 Shares held by AFB.

(2) By virtue of Louis Blumberg potentially being deemed a "group", Louis Blumberg may also be deemed to have beneficial ownership over the 316,500 Shares held directly by Laurence J. Blumberg.

(3) By virtue of AFB potentially being deemed a "group", AFB may also be deemed to have beneficial ownership over the 316,500 Shares held directly by Laurence J. Blumberg.

                   Exhibit A

                   AGREEMENT

     The undersigned agree that this Schedule 13D/A, dated January 26, 2006, relating to the Common Stock, par value $0.001, of Cambridge Heart, Inc., shall be filed on behalf of the undersigned.

/s/ Laurence J. Blumberg
---------------------------
    Laurence J. Blumberg

Blumberg Capital Management, LLC

By:  /s/ Laurence J. Blumberg
----------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Capital Advisors, LLC

By:  /s/ Laurence J. Blumberg
-----------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Life Sciences Fund, L.P.
By: Blumberg Capital Advisors, LLC
  General Partner

By:  /s/ Laurence J. Blumberg
-----------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Life Sciences Fund, Ltd.

By:  /s/ Laurence J. Blumberg
-----------------------------------
Name: Laurence J. Blumberg
Title: Director

/s/ Louis Blumberg
-----------------------------------
   Louis Blumberg

AFB Fund, LLC

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By: /s/ Louis Blumberg
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Name: Louis Blumberg
Title: Manager

Dated:  January 26, 2006


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